Mail Stop 3561

      June 30, 2006


Min Sok Randy Park
Hyundai Motor Finance Company
10550 Talbert Avenue
Fountain Valley, California 92708

      Re:	Hyundai ABS Funding Corporation
      	Registration Statement on Form S-3
      	File No. 333-134931
      	Filed June 9, 2006

Dear Mr. Park,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectus and the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please revise your document to provide the information required under Item 1110 of Regulation AB with respect to the originators of the receivables.

6. Please revise your document to include a table that describes all required fees and expenses. Please refer to Item 1113(c) of Regulation AB.

Base Prospectus

Pre-Funding Arrangement, page 25

7. Please revise this section to provide the disclosure required by
Items 1111(g) and 1101(c)(3)(ii) of Regulation AB.

Revolving Period, page 28

8. Please revise this section to provide the disclosure required by
Items 1111(g) and 1101(c)(3)(iii) of Regulation AB.

Credit and Cash Flow Enhancements, page 39

9. We note the list of credit and cash flow enhancements that may be included in a take down on page 3 of the base prospectus. Please revise this section to separately discuss each form of credit and cash flow enhancement. Please disclose the general terms and conditions of each and explain how each operates. Note that all credit enhancements should be discussed in the base prospectus. Please refer to Items 1114 and 1115 of Regulation AB.

10. We note in the second paragraph of this section that a form of credit enhancement can cover more than one series of notes and that noteholders will be subject to the risk that the credit enhancement will be exhausted by the claims of noteholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Prospectus Supplement

11. Please provide bracketed disclosure relating to the trustees as required by Item 1109(b) of Regulation AB.

Summary of Terms, page S-6

12. Please revise your disclosure to identify any classes of securities issued in the same transaction that are not being offered by the prospectus. Refer to Item 1103(a)(3)(i) of Regulation AB.

13. Please provide bracketed disclosure to identify any enhancement provider reference in Items 1114(b) and 1115 of Regulation AB.
Refer
to Item 1103(a)(3)(ix) of Regulation AB.

14. In addition, briefly summarize how losses not covered by credit enhancement or support will be allocated to the securities.

15. We note that you contemplate including a pre-funding arrangement and/or a revolving period. Please include bracketed language to disclose in the prospectus supplement the information required by
Item 1103(a)(5) of Regulation AB.

Credit Enhancement, page S-60

16. Please add bracketed language to indicate that you will provide the financial information regarding the credit enhancement provider as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Item 16. Exhibits

17. When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.


Item 17. Undertakings

18. Please provide the undertakings required by Items
512(a)(1)(iii)(B) and (C), 512(a)(5)(i)(A) and (B), and
512(a)(6)(i)-
(iv) of Regulation S-K.

*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3315.


								Sincerely,


								Hanna T. Teshome
								Special Counsel


cc:	Via Facsimile
	Warren L. Loui, Esq.
	Mayer, Brown, Rowe & Maw LLP
	(213) 625-0248




Hyundai ABS Funding Corporation
June 30, 2006
Page 1